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                          October 26, 2022

       Stephen Berman
       Chief Executive Officer
       Jakks Pacific Inc.
       2951 28th Street
       Santa Monica, California 90405

                                                        Re: Jakks Pacific Inc
                                                            Registration
Statement on Form S-3
                                                            Filed October 20,
2022
                                                            File No. 333-267958

       Dear Stephen Berman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Irving Rothstein